LIL OSO

# Owner Analysis

- Fifteen Years Hospitality Industry

- International Culinary School of America Graduate (A.A.) December 2015

- Alpha Beta Kappa 4.0 G.P.A.

- Studied Abroad at The Universti Dei Sapori in Umbria Italy Spring 2016

- 2013-2015 Food and Wine Festivals

- 2015 winner of FLAVORS, Grand Chef Award

- 2016 winner of the Urbani Tartufi International Culinary Contest

- Trained Under Johnathan Waxman

- Private dinners with chefs Waxman, Andrew Zimmern, Marcus Samulson, Arron Sanchez, Tyler Florence

# Restaurant Concept

- Simple, Minimal Approach
- Modern-Fast Casual
- Open Kitchen
- Communal Dining Table
- Chef Counter
- 25 Seats

# Menu Concept

- Innovative Snack / International Street Food
- Italian Style Espresso Bar
- Rotating Beer and Wine Featuring Local, Regional, National and International Selections
- Chef Driven Menu Items

# Service Concept

- Table D' Hote
- Counter Service
- 6-8 Minute Ticket Times
- Open / Self Seating
- Hours of Operation: 5:00–10:00pm / Tuesday-Saturday

# LIL OSO   S.W.O.T. ANALYSIS

**STRENGHTHS**
- Trendy Mixed Menu Concept Unavailable Anywhere Else in Chattanooga
- Quick Service and Ticket Time
- Accessible Daily and Nightly
- Upbeat, Dynamic Eatery Comparable to Big City Restaurants
- Appealing to Younger Dining Crowd by Informal Setting

**WEAKNESSES**
- Chef and Concept new to Chattanooga
- Small Space Limited Seating
- Not a "Something for Everyone" Menu

**OPPORTUNITIES**
- Expanding Towards Chattanooga's Growing Local Food Scene and Foodie Lovers
- Minimal Concept Provides more Focus on Food
- Spotlight Attention Could Draw Tourism to Chattanooga
- Network Hub for Cook's and Chef's Throughout Town

**THREATS**
- No Southern Comfort Staples
- Full Bar and Cocktails Unavailable
- Not Backed Financially by Restaurant Group

## Keys to Success

- 30% Food and Beverage Cost
- 20% Labor Cost
- Minimal Overhead
- Consistent Operating Hours
- High Visibility

## Forecasted Sales

- 35 People Daily
- $15.00 Ticket avg. ($525.00 / Daily Revenue)
- 5 Days a Week. ($2625.00 / Weekly Revenue)
- $10,500.00 / Monthly Revenue
- $5145.00 / Total Operating Expenses
- $5355.00 / Profit Monthly